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                                                                      Exhibit 17
                                   AGREEMENT


          THIS AGREEMENT is made as of November 7, 1994 by and between Puritan-Bennett Corporation, a Delaware corporation (hereinafter referred to as the "Corporation"), and John H. Morrow (hereinafter referred to as the "Employee").

          WHEREAS, the Corporation has adopted the Puritan-Bennett Corporation Supplemental Retirement Benefit Plan effective as of September 1, 1985 (the "Plan"), which provides benefits that supplement benefits provided under the Restated Puritan-Bennett Pension Plan (the "Pension Plan"); and

          WHEREAS, the Corporation and the Employee have entered into an agreement pursuant to which the Employee became a Member under the terms of the Plan; and

          WHEREAS, the Employee and the Corporation desire to make the following changes to the Plan as it applies to Employee.

          NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the Employee and the Corporation agree that, solely for purposes of determining the Employee's and his beneficiaries' rights under the Plan and not for purposes of determining the rights of any other individual under the Plan, the terms of the Plan applicable to Employee shall be amended as follows:

          A. Section 4, "Retirement Benefits," shall be amended by the addition of the following new Section 4.04.

                   Section 4.04-Exceptions for Certain Terminations of Employment. Notwithstanding the foregoing provisions of this Section 4 or any other provision(s) of this Plan, in the event of the termination of employment of a Member for Good Reason (if initiated by the Member), and/or other than for Cause (if initiated by the Corporation), then (a) even if the Member has not at the date of termination of employment attained age fifty-five (55) and/or completed seven (7) Years of Participation, he shall nevertheless be entitled to the Supplemental Monthly Retirement Benefit provided under Section 4.01 hereof; (b) the Member shall be deemed to have completed ten or more Years of Service and to be 100% vested in the Supplemental Monthly Retirement Benefit pursuant to Section 4.01(b) hereof; (c) the Member shall be deemed to have been age sixty-five
          (65) (unless his actual age shall be greater) at the date of termination of employment so as to be entitled to 100% of the Supplemental Monthly Retirement Benefit (as adjusted by Section 4.01(a)) pursuant to Section 4.01(c); and (d) the Benefit Commencement Date under Section 4.02 shall be the first day of the calendar month coinciding with or next following the earlier of--(i) the first date following termination of Member's employment on which the Corporation is in material breach of its obligations pursuant to the contracts between the Member and the Corporation dated June 9, 1994, and November 7, 1994 (the "Contracts"); or





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          (ii) the later of:  (I) the date the Member attains age fifty-five
          (55), or (II) the latest date on which the last payment pursuant to the Contracts is scheduled to be made (which date shall be determined without regard to whether the payment is in fact made prior to such scheduled date).

                   For the purposes of this Section 4.04, the terms Cause and Good Reason shall be defined as follows:

                   (a) Cause. "Cause" means (i) the Member's willful violation of any reasonable rule or direct order of the Corporation's board of directors (the "Board") or the Corporation's Chief Executive Officer ("CEO"), which, after written notice to do so, the Member fails to make reasonable efforts to correct within a reasonable time, or (ii) conviction of a crime, or entry of a plea of nolo contendere with regard to a crime, involving actual moral turpitude or dishonesty of or by the Member, or (iii) drug or alcohol abuse on Corporation premises or at a Corporation sponsored event, or (iv) the Member's material violation of any provision of his employment agreement with the Corporation, which, after written notice to do so, the Member fails to make reasonable efforts to correct within a reasonable time. "Cause" shall not include any matter other than these specified in (i) through
                           (iv) above, and without limiting the generality of the foregoing statement, Cause shall not include (x) any charge or conviction of a crime, or entry of a plea of nolo contendere with regard to a crime, under the Federal Food, Drug, and Cosmetic Act, as amended, or any successor statute thereto (the "Act"), or (y) the imposition or attempt to impose upon the Member, or upon any operation, asset, product or activity of the Corporation, of any other sanction or remedy under the Act, including without limitation civil money penalties, warning letters, injunctions, repairs, replacements, refunds, recalls or seizures, if the Member acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation.

                   (b) Good Reason. "Good Reason" means (i) breach by the Corporation or any successor company of any of the provisions of the employment agreement between the Corporation and the Member (the "Employment Agreement") not corrected within ninety (90) days after written notice to the Corporation thereof, or
                           (ii) any of the following: (A) reduction of the Member's base salary, management bonus percentage or other compensation, (B) failure to continue in effect any medical, dental, accident, or disability plan in which the Member is entitled to participate and failure to provide plans with substantially similar benefits (except that employee contributions may be raised to the extent of any cost increases imposed by third parties) or any action by the Corporation which would adversely affect the Member's participation or reduce the Member's benefits under any of such plans, (C) material reduction in Member's job responsibilities, (D) material reduction of Member's title or position,
                           (E) Member shall be requested to relocate to an office outside





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                           of the greater Kansas City metropolitan area, or (F)
                           failure or refusal of any successor company to assume the Corporation's obligations under the Employment Agreement.

          B. Section 9.02(a) is amended to read in its entirety as follows:

                   (a) Competition Restriction. During the period of employment and during the period that the Member is receiving Supplemental Monthly Retirement Benefits under this Plan, the Member shall not directly or indirectly become or serve as an officer, director or employee of, or consultant to, or independent contractor for any individual, partnership, joint venture or corporation, nor owner of any business, nor member of any partnership or joint venture which, in the judgment of the Committee, competes with the Employer, unless the Member shall have obtained the prior written consent of the Committee.

          IN WITNESS WHEREOF, this Agreement has been made as of the date set forth above.


                                        CORPORATION:

                                        PURITAN-BENNETT CORPORATION


                                        /s/ Burton A. Dole, Jr.
                                        ---------------------------------
                                        By: Burton A. Dole, Jr.
                                        Title: President

EMPLOYEE:



/s/ John H. Morrow
- ----------------------------
John H. Morrow
10231 Catalina
Overland Park, Kansas  66207





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